Division of Corporation Finance	Via Edgar
Office of Real Estate & Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

February 6, 2023

Re:	PFG Fund V, LLC
Offering Statement on Form 1-A
Filed December 27, 2023
File No. 024-11412

Dear Sir or Madam:

This letter is submitted on behalf of PFG Fund V, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated January 23, 2024 (the “ Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-11412) submitted for review pursuant to Regulation A under the Securities Act of 1933, as filed, to the Commission on December 27, 2023. The responses provided are based upon information provided to Geraci Law Firm by the Company. Each line item below corresponds to the comment number in your letter followed by our response:

Post-Qualification Amendment No. 2 to Form 1-A

General

1.	Comment: Subscription Procedures, P.20

We note your disclosure on page 21 that the Company has not set a maximum period of time to decide whether to accept or reject a subscription. We also note that the Company reserves the right to withdraw or terminate the offering hereby at any time and may reject any offer to purchase Notes in whole or in part. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason and may withdraw or terminate the offering at any time, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Response:

The offering should be considered a continuous offering under Rule 251(d)(3)(i)(F) of Regulation A given that the Company plans on 1) commencing the offering immediately (within 2 days) after qualification date; 2) the offering will be made on a continuous and ongoing basis for period likely to be in excess of thirty (30) days after the initial qualification date; 3) the offering amount is such that at the time this Offering Circular is qualified, is reasonably expected to be offered and sold within two (2) years from the initial qualification date; and (4) the securities will not be offered and sold for more than three (3) years since the initial qualification date of the offering unless a new offering is filed with the SEC. The reason the Company has not set a maximum period of time to decide whether to accept or reject a subscription is in the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription. The Company does not plan on delaying the offering of its securities after qualification.

Re: Response Letter February 6, 2024 Page 2

2.	Comment: Summary of Notes, P. 43

We note that your notes are offered with a minimum term of 60 months from the dates of issue and subject to automatic renewal. We also note your statement on the cover page that the offering is in an amount that at the time the offering circular is qualified, is reasonably expected to be offered and sold within two years. Please revise to reconcile your disclosures. Please also provide us with your analysis as to whether the renewal of the Notes would constitute a distinct offer and sale of a security requiring registration under Section 5 of the Securities Act of 1933 or an applicable exemption.

Response:

The Notes in the offering, upon sale, are initially offered with a Five (5) year term that subsequently renews. The statement on the cover page that states that the offering is in an amount reasonably expected to be offered and sold within Two (2) years is unrelated to the Five (5) year term of the Note. The Manager expects that the $75,000,000 in Notes that are being sold in this offering will be sold within Two (2) years; each of those Notes sold will have a Five (5) year term, with the option of early redemption. For this reason, there was no revision necessary to the disclosures.

The renewal of the Notes does not qualify as a distinct offer and sale of a security requiring registration under Section 5 of the Securities Act of 1933 or an applicable exemption. In the event that a Noteholder does not provide notice of redemption, the automatic renewal of such Note will be under the same terms and conditions as the initial issuance. For this reason, the renewal can be characterized as an extension of the initial agreement, maintaining its continuity without triggering new regulatory obligations.

3.	Comment: Financial Statements, P. F-1

Please revise to provide the unaudited interim financial statements for the six months ended June 30, 2023, as required by paragraph (c)(1) of Part F/S of Form 1-A, or advise.

Response:

Please be advised that each of the unaudited interim financial statements for the Six (6) months ended June 30, 2023 has been included in under Financial Statements, See P. F-19.

Re: Response Letter February 6, 2024 Page 3

4.	Comment: Exhibits

Please file each of your exhibits separately and not as attachments to the end of the offering statement. Refer to Rule 102 of Regulation S-T.

Response:

Please be advised that each of the exhibits is now filed separately and not as attachments to the end of the offering statement.

Very truly yours,

GERACI LAW FIRM

/s Saher Hamideh

Saher Hamideh
s.hamideh@geracillp.com
(949) 379-2600

Enclosures